1-7151

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


05075203


SEC MAIL
RECEIVED
PROCESSING
DEC 22 2005
WASH, D.C.
213
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: December 21, 2005

Laura Stein
Senior Vice President - General Counsel
and Secretary

Date: December 21, 2005

Gerald E. Johnston
Chairman and Chief Executive Officer

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Years Ended June 30, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Audited Financial Statements and Supplemental Schedule

Years Ended June 30, 2005 and 2004

Contents



Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Registered Public Accounting Firm

To the participants and Employee Benefits Committee of
The Clorox Company Employee Retirement Investment Plan for Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2005 and 2004, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

November 11, 2005

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30	
	2005	**2004**
Assets		
Investments, at fair value	**$ 4,090,602**	$ 3,428,221
Contributions receivable from employer	**252,539**	319,120
Net assets available for benefits	**$ 4,343,141**	$ 3,747,341

See accompanying notes.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Years Ended June 30	
	2005	2004
Additions		
Investment income:		
Interest income and dividends	**$ 91,476**	$ 70,248
Net appreciation in fair value of investments	**117,086**	385,447
	208,562	455,695
Contributions:		
Participants'	**173,830**	139,251
Employers'	**321,021**	382,972
Total contributions	**494,851**	522,223
Total additions	**703,413**	977,918
Deductions		
Benefit payments to participants	**107,613**	196,822
Total deductions	**107,613**	196,822
Net increase	**595,800**	781,096
Net assets available for benefits:		
Beginning of year	**3,747,341**	2,966,245
End of year	**$ 4,343,141**	$ 3,747,341

See accompanying notes.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

June 30, 2005 and 2004

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which was established effective December 1, 1996, is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. serves as the Plan's record-keeper and custodian.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary value sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2005 and 2004, the Parent Company approved value sharing contribution of 6.93% and 7.63%, respectively, of eligible compensation. The value sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company, not to exceed 7% of that eligible participant's compensation. Fully-vested participants will either receive amounts in excess of 7% up to 12% in cash or have such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees.

1. Description of the Plan (continued)

Value Sharing Contributions (continued)

Non-vested participants had value sharing contributions in excess of the 7% credited to their accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the value sharing contributions.

Participant Contributions

Participants may elect, immediately after their date of hire, to contribute 4% of their base pay. Contributions may be determined based on percentages from 2% to 10% of their total Plan defined compensation to their separate accounts each payroll period. Participant contributions, including catch-up contributions, are subject to limits specified under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants may elect to change their contribution percentages at any time.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in The Clorox Company's common stock, mutual funds, and a money market fund.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon. Participants' vested interest in the Value Sharing contribution is determined in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criteria are met.

1. Description of Plan (continued)

Participant Loans

Participants may obtain up to two loans for a minimum of $1,000 and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at time of the loan. Principal and accrued interest are repaid ratably through payroll deductions. At June 30, 2005, there were 113 such loans with interest ranging from 5% to 10.5%.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at fiscal year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stocks, including the Parent Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date basis.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2005 and 2004, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to the Financial Statements (continued)

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30	
	2005	**2004**
The Clorox Company Common Stock	**$ 1,332,924**	$ 1,220,187
Federated Prime Obligation Money Market Fund	**831,091**	648,021
Participants' loans	**450,925**	299,125
Balanced fund	**422,736**	*
T.Rowe Price U.S. Bond Index Fund	**235,233**	259,681

*Investment was less than 5% of the fair value of the Plan's net assets as of June 30, 2004.

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows:

	Years Ended June 30	
	2005	**2004**
The Clorox Company Common Stock	**$ 35,719**	$ 259,030
Shares of registered investment companies	**81,367**	126,417
Net appreciation in fair value	**$ 117,086**	$ 385,447

4. Related Party Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of June 30, 2005 and 2004. T Rowe Price was the recordkeeper as defined by the Plan and, therefore, transactions qualify as party-in-interest.

Certain Plan investments include shares of mutual funds managed by T. Rowe Price Trust Company ("T. Rowe Price") T. Rowe Price has been the recordkeeper since April 1, 2004.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury department dated August 10, 1999, stating that the Plan meets the requirements of section 1165e (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. The Plan has requested a new determination letter based on the plan amendment made to include Clorox Commercial Company's (an affiliate) employees as participants of the Plan. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.



Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760
Plan Number: 007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

June 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	The Clorox Company Common Stock	23,921 shares	$ 1,332,924
	Money Market Fund:		
	Federated Prime Obligation MM	831,090 shares	831,091
	Mutual Funds:		
	Amer Funds Europacific Growth	2,472 shares	88,779
	Vanguard Explorer Growth, ADM	258 shares	18,072
*	T. Rowe Price-US Bond Index Fund	21,861 shares	235,233
	Vanguard Institutional Index Fund	1,349 shares	147,031
	Vanguard Target RTMT Income	153 shares	1,617
	Vanguard Target RTMT 2025	2,809 shares	32,253
	Vanguard Target RTMT 2035	89 shares	1,048
	Vanguard Target RTMT 2045	15 shares	182
	Vanguard Mid-Cap Index, Institutional	4,180 shares	68,191
*	T. Rowe Price-Growth Stock Fund	5,343 shares	140,859
	Small-Cap Value Fund	3,564 shares	128,031
*	T. Rowe Price-Mid-Cap Growth Fund	3,774 shares	191,630
	Balanced Fund	21,779 shares	422,736
			1,475,662
*	Participant Loans	Interest rates ranging from 5.0 to 10.5%, due in one to five years from date of loan	450,925
	Total Investments		$ 4,090,602

**Indicates a party-in-interest to the Plan.*



■ Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917-1989

■ Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-41131 pertaining to the Clorox Company Employee Retirement Investment Plan for Puerto Rico of our report dated November 11, 2005, with respect to the financial statements and schedule of the Clorox Company Employee Retirement Investment Plan for Puerto Rico included in this Annual Report on Form 11-K for the year ended June 30, 2005.

Ernst & Young LLP

San Juan, Puerto Rico
December 20, 2005